December 3, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (312) 960-5463

John Bucksbaum
Chief Executive Officer
General Growth Properties Inc.
110 North Wacker Dr.
Chicago, IL 60606

      Re: General Growth Properties Inc.
               Definitive 14A
               Filed March 29, 2007
               File No. 1-11656

Dear Mr. Bucksbaum:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3357.

               Sincerely,

               Pam Howell
               Special Counsel